SOUTHRIDGE ENTERPRISES INC.

May 4, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attention: Ms. Janice McGuirk
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Dear Ms. McGuirk:

Re:	Southridge Enterprises Inc. (the “Company”) Registration Statement on Form SB-2 - 333-119729

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 3:00 p.m. (Eastern Standard Time) on May 6, 2005, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

SOUTHRIDGE ENTERPRISES INC.

/s/ Vernon Samaroo
Vernon Samaroo
President and Chief Executive Officer

18523 – 98th Avenue
Edmonton, Alberta T5T 3E6
Tel: 780-481-0109